FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of March 22, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                      [ ]

                                    Form 40-F
                                      [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes
                                      [ ]

                                      No
                                      [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __N/A______

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc

By:     /S/ Stuart Cruickshank
-------------------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
-------------------------------
        Michael McGarvey
        Chief Executive Officer


Date: 22 March 2005

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents



The following documents were filed as part of this Form 6-K:



 Exhibit                                                             Reference
 -------                                                             ---------
 Press Release dated 22 March 2005 - EIDOS PLC: RESPONSE TO
 OFFER FROM SCI ENTERTAINMENT GROUP PLC

Eidos PLC: Response to Offer From SCi Entertainment Group PLC

    LONDON--(BUSINESS WIRE)--March 22, 2005--The Board of Eidos (LSE:
EID.L; NASDAQ: EIDSY) has noted today's announcement by SCi Entertainment Group Plc in relation to its proposed all share offer for the Company ("the Share Offer"). The Board will consider the Share Offer in the light of its other alternatives, including the recommended cash offer of 50 pence per share by EM Holding Corp., a company backed by Elevation Partners. A further announcement will be made in due course.

    CONTACT: Eidos Public Limited Company
             +44 (0) 20 8636 3000
             John van Kuffeler, Chairman
             Mike McGarvey, CEO
             or
             Brunswick (UK)
             +44 (0) 20 7404 5959
             Jonathan Glass
             Wendel Verbeek
             or
             Brunswick (NY)
             +1 212 333 3810
             Nina Devlin
             or
             UBS Investment Bank
             +44 (0) 20 7567 8000
             (financial adviser to Eidos)
             Adrian Haxby
             Benjamin Robertson